UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under The Securities Exchange Act of 1934
SIRENZA MICRODEVICES, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
82966T106

(CUSIP Number)
Jeffrey C. Howland
Womble Carlyle Sandridge & Rice, PLLC
One West Fourth Street
Winston-Salem, NC 27101
(336) 721-3516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 12, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82966T106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): RF Micro Devices, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,380,183 /(1),(2)/

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,380,183 /(1),(2)/

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.3% /(3)/

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 82966T106
Footnotes:
(1)    The Reporting Person has entered into ten separate voting agreements, each dated as of August 12, 2007, with certain stockholders of Sirenza Microdevices, Inc. (the “Issuer”), which provide that such stockholders will vote all of the shares of Sirenza Microdevices, Inc. common stock, par value $0.001 per share (the “Common Stock”), beneficially owned by them in favor of that certain Agreement and Plan of Merger and Reorganization, dated as of August 12, 2007, by and among the Reporting Person, Iceman Acquisition Sub, Inc. and Sirenza Microdevices, Inc. (the “Merger Agreement”) and the transactions contemplated therein. The Reporting Person does not have any rights as a stockholder of the Issuer pursuant to the voting agreements and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)     Includes options beneficially owned, as that term is defined in Rule 13d-3 of the Exchange Act, by certain stockholders of the Issuer to purchase up to 724,687 shares of the Issuer’s Common Stock.
(3)     Based on 52,368,714 shares of Common Stock outstanding as of August 10, 2007, and 724,687 shares of Common Stock subject to options deemed to be beneficially owned by the Reporting Person pursuant to Exchange Act Rule 13d-3, as of the date hereof.

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6
Exhibit 7
Exhibit 8
Exhibit 9
Exhibit 10
Exhibit 11

CUSIP No. 82966T106
ITEM 1. SECURITY AND ISSUER
     This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sirenza Microdevices, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 South Technology Court, Broomfield, Colorado 80021.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c), (f) This Schedule 13D is being filed by RF Micro Devices, Inc., a North Carolina corporation (the “Reporting Person”). The Reporting Person’s principal business is the design and manufacture of high-performance radio systems and solutions for applications that drive mobile communications.
     As a result of entering into the voting agreements with certain stockholders of the Issuer described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a “group” with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.
     To the best of the Reporting Person’s knowledge as of the date hereof, the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto. The information contained in Schedule A is incorporated herein by reference.
(d) – (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On August 12, 2007, the Reporting Person, Iceman Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “First Merger”), and then the Issuer, as the surviving corporation and a wholly-owned subsidiary of the Reporting Person, will merge with and into the Reporting Person (such merger together with the First Merger, the “Mergers”), with the Reporting Person being the ultimate surviving entity. Under the terms of the Merger Agreement, each outstanding share of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), will be converted in the First Merger into a combination of 1.7848 shares of Reporting Person’s common stock, no par value per share, and $5.56 in cash, subject to adjustment for stock splits, stock dividends and similar events. Outstanding options to purchase Issuer’s Common Stock will be assumed by the Reporting Person in the First Merger and converted into options to purchase the Reporting Person’s common stock, based on a formula as set forth in the Merger Agreement.
     As an inducement for the Reporting Person to enter into the Merger Agreement, certain stockholders of the Issuer identified in Item 7 herein (collectively, the “Stockholders”) entered into voting agreements and irrevocable proxies with and in favor of the Reporting Person dated as of August 12, 2007 (the “Voting Agreements”). Pursuant to the

CUSIP No. 82966T106
Voting Agreements, the Stockholders, who collectively beneficially own 12,380,183 shares of the Issuer’s Common Stock (including 724,687 shares subject to options), representing approximately 23.3% of the Issuer’s outstanding Common Stock as of August 10, 2007, have agreed, in their respective capacities as stockholders of the Issuer, to vote (or cause to be voted) their shares of Common Stock of the Issuer: (a) in favor of: (i) the adoption of the Merger Agreement; and (ii) the other transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) any extraordinary merger, consolidation or other business combination involving the Issuer or any of its subsidiaries; (ii) any sale or other transfer of a material portion of the assets of the Issuer or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries; (iv) any change in a majority of the board of directors of the Issuer; (v) any amendment to the Issuer’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Issuer or its corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to interfere with, delay or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. In addition, the Stockholders have agreed not to sell or otherwise dispose of the shares subject to the Voting Agreement, except in certain limited circumstances. The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement and the consummation of the First Merger and the other transactions contemplated by the Merger Agreement.
     Pursuant to the Voting Agreements, the Reporting Person, as well as Robert A. Bruggeworth and Jerry D. Neal, the Reporting Person’s President and Chief Executive Officer and Executive Vice President of Marketing and Strategic Development, respectively, were each appointed as the Stockholders’ attorneys-in-fact and irrevocable proxies for the limited purposes set forth above, with respect to any meeting of the stockholders of Issuer or any consent in lieu of any such meeting or otherwise. The Voting Agreements terminate on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, or (ii) the date of the First Merger. The name of each Stockholder and the number of outstanding shares of the Common Stock beneficially owned by each Stockholder is set forth on the signature page to each of the Voting Agreements. Each such signature page is incorporated herein by reference.
     This Schedule 13D does not report the acquisition of any shares of Common Stock by the Reporting Person and, as such, there is no use of funds or other consideration to report in this Schedule 13D.
     References to, and descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 through 11 to this Schedule 13D, which are incorporated into this Item 3 in their entirety.
ITEM 4. PURPOSE OF TRANSACTION
  (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.
     Subject to the conditions set forth in the Merger Agreement (including but not limited to the adoption of the Merger Agreement by the Issuer’s stockholders, approval of the issuance of the Reporting Person’s common stock in the First Merger by the Reporting Person’s shareholders, clearance under applicable antitrust laws, execution of certain ancillary agreements, and the absence of a material adverse effect on either the Reporting Person or the Issuer), upon the consummation of the First Merger, Merger Sub will be merged with and into the Issuer, and each stockholder of the Issuer prior to such merger will receive a combination of cash and shares of the Reporting Person’s common stock as set forth in Item 3, above. In addition, under the terms of the Merger Agreement, upon the consummation of the First Merger, any stock options to purchase shares of the Issuer will convert into and become options to purchase common stock of the Reporting Person, and the Reporting Person will assume such options in accordance with the terms of the stock option plan or agreement under which such options were issued, subject to an option exchange ratio calculated in accordance with the Merger Agreement. In addition, concurrently with and as

CUSIP No. 82966T106
conditions to the execution and delivery of the Merger Agreement by the Reporting Person, the Reporting Person and the Stockholders entered into the Voting Agreements.
     If the First Merger is consummated, the Issuer will become a wholly-owned subsidiary of the Reporting Person, and the Reporting Person will subsequently determine the size and membership of the board of directors of the Issuer and the officers of the Issuer. Upon the consummation of the First Merger, the certificate of incorporation of the Issuer will be amended and restated to conform to Exhibit B of the Merger Agreement and the bylaws of the Issuer will be amended and restated in their entirety to conform to the bylaws of Merger Sub as in effect immediately prior to the Merger.
     The Merger Agreement prohibits the Issuer from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. The Merger Agreement further prohibits the Issuer from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities, except in certain limited circumstances. Finally, the Merger Agreement contains provisions that limit the ability of the Issuer to engage in transactions that would entail a change of control of the Issuer during the pendency of the Merger Agreement.
     Upon the consummation of the First Merger, the Issuer’s Common Stock will (i) cease to be authorized for listing on any quotation system or exchange, and (ii) become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.
     References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the full texts of the Merger Agreement and Voting Agreements, copies of which are included as Exhibits 1 through 11 to this Schedule 13D, and are incorporated into this Item 4 in their entirety.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)–(b) The number of shares of the Issuer’s Common Stock covered by the Voting Agreements is 12,380,183 (including 724,687 shares subject to options), which constitutes approximately 23.3% of the Issuer’s outstanding Common Stock, based on the number of shares of the Issuer’s Common Stock outstanding as of August 10, 2007, as represented by the Issuer in the Merger Agreement, and the number of shares subject to options beneficially owned for purposes of this Schedule 13D. By virtue of the Voting Agreements, the Reporting Person may be deemed to share with the Stockholders the power to vote shares of the Issuer’s Common Stock with respect to certain matters as identified in and subject to the Voting Agreements. The Reporting Person does not have: (i) sole power to vote or direct the vote; (ii) sole power to dispose or direct the disposition; or (iii) shared power to dispose or direct the disposition, of any shares of the Issuer’s Common Stock. Further, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of the Issuer’s Common Stock covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of the Issuer’s Common Stock that are covered by the Voting Agreements. The information in Items 2 and 3 with respect to the Stockholders and the information in Item 3 with respect to the Voting Agreements is incorporated herein by reference.
(c) Except as set forth on Schedule B hereto, to the best of the Reporting Person’s knowledge as of the date hereof (i) neither the Reporting Person, nor any subsidiary of the Reporting Person nor any of the Reporting Person’s executive officers or directors, beneficially owns any shares of the Issuer’s Common

CUSIP No. 82966T106
Stock, and (ii) there have been no transactions in the shares of the Issuer’s Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person’s knowledge, by any subsidiary of the Reporting Person or any of the Reporting Person’s executive officers or directors. The information contained in Schedule B is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.
Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 through 11 to this Schedule 13D, which are incorporated into this Item 5 in their entirety.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreements, respectively, are included as Exhibits 1 through 11 to this Schedule 13D. To the best of the Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 82966T106
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Agreement and Plan of Merger and Reorganization, dated as of August 12, 2007, by and among RF Micro Devices, Inc., a North Carolina corporation, Iceman Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of RF Micro Devices, Inc., and Sirenza Microdevices, Inc., a Delaware corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RF Micro Devices, Inc. with the Securities and Exchange Commission on August 16, 2007.

2	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Charles R. Bland.

3	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and John Bumgarner.

4	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Christopher J. Crespi.

5	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Norman Hilgendorf.

6	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and John Ocampo and Susan Ocampo.

7	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Gerald L. Quinnell.

8	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Clay Simpson.

9	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Casimir Skrzypczak.

10	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Robert Van Buskirk.

11	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Gil J. Van Lunsen.

CUSIP No. 82966T106
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 22, 2007

RF Micro Devices, Inc.

By:	/s/ Robert A. Bruggeworth

Robert A. Bruggeworth
President and Chief Executive Officer
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

CUSIP No. 82966T106
Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Principal Occupation or
Employment;
Employer Address;
	Business or	Position with	Employer’s
Name and Citizenship	Residential Address	Reporting Person	Principal Business
Dr. Albert E. Paladino, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	Director Paladino and Company 12 Wachusett Road Chestnut Hill, MA 02467 Principal Business: International green building consulting
Daniel A. DiLeo, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	Principal of consulting firm Dan DiLeo, LLC 1027 Barclay Road Chester Springs, PA 19425 Principal Business: Consulting
Jeffery R. Gardner, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	President and CEO of Windstream Communications 4001 Rodney Parham Road Little Rock, AR 72212 Principal Business: Provider of voice, broadband and entertainment services
John R. Harding, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	Chairman, President and CEO of eSilicon Corporation 501 Macara Avenue Sunnyvale, CA 94085 Principal Business: Design and manufacture of complex, custom chips
David A. Norbury, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	Retired Chief Executive Officer, RF Micro Devices, Inc. Principal Business: Not applicable

Principal Occupation or
Employment;
Employer Address;
	Business or	Position with	Employer’s
Name and Citizenship	Residential Address	Reporting Person	Principal Business
Erik H. van der Kaay, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	Retired President and Chief Executive Officer of Datum Inc. 150 Bradley Ave. Morro Bay, CA 93442 Principal Business: Not applicable
Walter H. Wilkinson, USA	c/o RF Micro Devices, Inc. 7628 Thorndike Road Greensboro, NC 27409-9421	Director	General Partner of Kitty Hawk Capital 2700 Coltsgate Road, Suite 202 Charlotte, NC 28211 Principal Business: Venture capital
Robert A. Bruggeworth, USA	7628 Thorndike Road Greensboro, NC 27409-9421	President, Chief Executive Officer and Director	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
William J. Pratt, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Chief Technical Officer, Corporate Vice President and Director	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Barry D. Church, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Vice President, Corporate Controller and Principal Accounting Officer	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Steven E. Creviston, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Corporate Vice President of Cellular Products Group	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Jerry D. Neal, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Executive Vice President of Marketing and Strategic Development	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
William A. Priddy, Jr., USA	7628 Thorndike Road Greensboro, NC 27409-9421	Chief Financial Officer, Corporate Vice President of Administration and Secretary	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Suzanne B. Rudy, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Vice President, Corporate Treasurer, Compliance Officer and Assistant Secretary	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
James D. Stilson, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Corporate Vice President of Operations	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Gregory J. Thompson, USA	7628 Thorndike Road Greensboro, NC 27409-9421	Vice President of Sales	7628 Thorndike Road Greensboro, NC 27409-9421 /(1)/
Footnote:

(1)	Person is an employee of the Reporting Person; the Reporting Person’s principal business is the design and manufacture of high-performance radio systems and solutions for applications that drive mobile communications.

CUSIP No. 82966T106
Schedule B
Sirenza Microdevices, Inc. Securities Owned by executive officers or directors of RF Micro Devices, Inc.:
Erik H. van der Kaay           1,000 shares of common stock
David A. Norbury                2,000 shares of common stock

CUSIP No. 82966T106
EXHIBIT INDEX

Exhibit No.	Description
1	Agreement and Plan of Merger and Reorganization, dated as of August 12, 2007, by and among RF Micro Devices, Inc., a North Carolina corporation, Iceman Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of RF Micro Devices, Inc., and Sirenza Microdevices, Inc., a Delaware corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RF Micro Devices, Inc. with the Securities and Exchange Commission on August 16, 2007.

2	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Charles R. Bland.

3	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and John Bumgarner.

4	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Christopher J. Crespi.

5	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Norman Hilgendorf.

6	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and John Ocampo and Susan Ocampo.

7	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Gerald L. Quinnell.

8	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Clay Simpson.

9	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Casimir Skrzypczak.

10	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Robert Van Buskirk.

11	Voting Agreement, dated as of August 12, 2007, between RF Micro Devices, Inc. and Gil J. Van Lunsen.